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                                                   Filed by Identix Incorporated
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                           Subject Company: Identix Incorporated
                                                     Commission File No.: 1-9641

This filing relates to a planned merger between Identix Incorporated ("Identix") and Visionics Corporation ("Visionics") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 22, 2002 (the "Merger Agreement"), by and among Identix, Viper Acquisition Corp. and Visionics. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Identix on February 26, 2002, and is incorporated by reference into this filing.

On April 30, 2002, Identix issued the following press release:

    IDENTIX, VISIONICS PROVIDE ADDITIONAL DETAILS ON PENDING MERGER-OF-EQUALS

LOS GATOS, Calif. and MINNETONKA, Minn., April 30 -- Identix Incorporated (Nasdaq: IDNX) and Visionics Corporation (Nasdaq: VSNX) today provided additional details on the companies' planned integration and operational and organizational structure that will be instituted once the pending merger between the two companies is finalized. These plans represent the companies' current intentions and are conditional upon the closure of the merger. The companies intend to swiftly integrate following completion of the merger to minimize disruptions of operations during this period.

Upon completion of the merger, the combined company will be named Identix Incorporated and will be headquartered in Minnetonka, MN. Following the closing of the merger, the combined company intends to close its facilities in Los Gatos, CA and in Dublin, CA and to undergo a company-wide reduction in staff of approximately 120 employees, or approximately 20 percent of its current combined workforce. Identix will provide assistance to employees affected by this reduction in force, including notice, severance payments and job placement assistance. Today Identix gave notice of the planned facilities closures, which are conditional upon closing of the merger, to affected employees. The closure of facilities, consolidation of operations, and related job reductions are actions expected to result in significant annual savings and are part of the company's focused objective of accomplishing EBITDA profitability as promptly as practicable after the consummation of the merger.

The companies believe that such reduction is possible because the merger between Identix and Visionics creates redundancies in several operational areas including manufacturing, engineering, finance and marketing and that consolidating those operations in existing facilities in Minnetonka, MN, Jersey City, NJ and Fairfax, VA will enable Identix to significantly lower fixed costs and create a more competitive cost structure. For example, the combined company intends to consolidate manufacturing in existing facilities in Minnetonka, MN and plans to house engineering and research and development operations in existing facilities in Jersey City, NJ and Minnetonka, MN.
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All of these plans involve difficult decisions designed to help the combined company promote its vision and technology. As a result, Identix will be better positioned to leverage its leadership position in the biometrics market into the broad overall security space.

Upon completion of the merger, current Chairman & CEO Bob McCashin will be Chairman and current Visionics Chairman & CEO Dr. Joseph Atick will be President & CEO. The Identix senior management team will consist of Erik Prusch, EVP & CFO; Dr. Paul Griffin, CTO; Mark Molina, EVP & General Counsel; Valerie Lyons, EVP Sales, Marketing and Business Development; and Linda Howard, EVP & COO Identix Public Sector. Additional management will include Mike Halbouty, VP Manufacturing and Customer Service and Dan Maase, VP Engineering. Prusch, Molina and Maase will relocate and operate out of the corporate headquarters in Minnetonka. Lyons and Howard will continue to operate in their current location in Fairfax.

Upon consummation of the merger, the Board of the combined company will be chaired by McCashin and will include current Identix Board members Pat Morton, Mal Gudis and Milt Cooper and current Visionics Board members Atick, John Lawler, John Haugo and George Latimer. A ninth Board member will be appointed by these Board members following the closing of the merger.

Identix President & COO Jim Scullion has decided to remain in California to pursue other opportunities and plans to leave Identix upon completion of the merger. Identix said Scullion will continue to provide valued leadership prior to the closing of the merger. Identix said Scullion has been instrumental over the past several years in helping to build Identix into a recognized leader in the biometrics industry, but respects his commitment to his family to remain in California. Scullion recognizes the need for this organizational structure and agrees with the decision to relocate corporate headquarters in Minnetonka.

The companies also said current Identix Executive VP Grant Evans and current Identix EVP and CMO Sunday Lewis have elected not to relocate and will pursue other opportunities upon completion of the merger. Current Visionics CFO Bob Gallagher has elected to step aside to pursue other interests.

The two companies filed an amended S-4 with the SEC on April 25, 2002 and reiterate their belief that they are on target to consummate the merger by the end of June 2002.

On February 22, 2002, Identix and Visionics announced that they had entered into a definitive merger agreement in an effort intended to create the world's leading multi-biometric security technology company. The merger remains subject to additional customary closing conditions, including approval of the companies' shareholders. Additional information regarding the terms of the proposed merger are contained in an amended registration statement on Form S-4 filed by the parties with the SEC on April 25, 2002. Stockholders of Identix and Visionics are encouraged to read the joint proxy statement-prospectus contained in the registration statement, as subsequently amended, because it contains important information. A copy of the registration statement may be obtained by accessing the SEC's web site at www.sec.gov , Identix' web site at www.identix.com or Visionics' web site at www.visionics.com . About Identix


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Identix Incorporated, www.Identix.com , is a leader in designing, developing, manufacturing and marketing products for the capture and/or comparison of fingerprints for security, anti-fraud, law enforcement, physical access and other applications. Identix designs and develops proprietary, cost-effective, security products and solutions for personal identification and authentication. Through itrust, Identix offers an array of Internet and wireless web secure transaction processing services, and provides a wide range of applications to markets that include corporate enterprise security, Intranet, extranet, and Internet, wireless Web access and security, E-commerce, government and law enforcement agencies. About Visionics Corporation

Visionics Corporation is the worldwide leader in identification technologies and systems. The Company is uniquely positioned with a comprehensive set of biometric identification product offerings: FaceIt(R), live scan, IBIS and BNP. The award-winning core FaceIt(R) technology enables a broad range of products and applications built by partners (OEMs, VARs and system integrators). These include enhanced CCTV systems, identity fraud applications, and identity verification systems for physical and network security, travel and banking. The TENPRINTER, FingerPrinter CMS and Modular live scan systems are widely used by government agencies, law enforcement, airports, banks and other commercial institutions in the United States. IBIS is a revolutionary mobile identification system capable of capturing both forensic quality fingerprints and photographs for transmission and wireless transmission of data to law enforcement and other legacy databases for real-time identification. Finally, the BNP is the only commercially available platform for delivering scalable biometric solutions. It incorporates FaceIt(R) technology for implementation over large-scale networks and real-time identification. The product offerings are reflective of Visionics' leadership position in the biometric industry and commitment to the innovation of identification technologies.

More information on Visionics can be accessed via the Company web site at http://www.visionics.com or by calling Frances Zelazny, Director of Corporate Communications at +1 201-332-9213.

The statements in this release that relate to future plans, events or performance are forward-looking statements that reflect the companies' current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. The companies cautions investors that any forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such forward looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with or arising out of or related to: development of the marketplace for biometrics solutions; demand for the companies' products and services; the ability of the companies ' alliances to succeed and in particular, the ability of the companies to complete product development, successfully manufacture their products in volume and broadly disseminate the companies' products; increasing levels of competition in the space for wired and wireless web security services; the perceived need for secure communications and commerce in such markets; the proposed merger between the companies, such as obtaining regulatory and shareholder approval, fulfilling the conditions set forth in the definitive merger agreement for the closing of the anticipated transaction, and the timing of the closing of the transaction; and other risks as identified in the Identix' SEC filings. The companies' disclaim any intention or obligation


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
to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect the occurrence of unanticipated events.

For further information, please contact: Damon Wright, Director of Investor Relations and Public Relations of Identix Incorporated, +1-408-335-1400, dwright@identix.com; or Frances Zelazny, Director of Corporate Communications of Visionics Corporation, +1-201-332-9213, frances.zelazny@visionics.com.

CONTACT: Damon Wright, Director of Investor Relations and Public Relations of Identix Incorporated, +1-408-335-1400, dwright@identix.com; or Frances Zelazny, Director of Corporate Communications of Visionics Corporation, +1-201-332-9213, frances.zelazny@visionics.com/


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